MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014

Management’s Discussion and Analysis

TO OUR SHAREHOLDERS

November 27, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Renaissance Oil Corp.’s (“Renaissance” or the “Company”) operating and financial results for the interim period ended September 30, 2014, as well as information and expectations concerting the Company’s outlook based on currently available information.

On September 3, 2014, the Company acquired R2 Energy Ltd. (“R2”), a private company, through a reverse takeover business combination (“RTO”). Prior to the RTO, the Company was named San Antonio Ventures Inc. This MD&A should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements. Additional information is available at www.sedar.com.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the acquisition of oil and gas rights over properties which the Company has submitted applications and believes to be prospective, delays or changes in plans with respect to concessions for oil and gas rights on such properties, costs and expenses, health, safety and environmental risks, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with any planned work programs, and risks and uncertainties regarding the existence of potential oil or gas reserves or the ability to economically extract any such reserves from exploration properties. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the Risk Management section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1.

SUMMARY OF OPERATIONS, EVENTS AND FUTURE PLANS

History

Renaissance is a Canadian domiciled energy company focused on developing a high quality, diversified shale and mature fields portfolio for development in Mexico and Spain. Renaissance was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia) as “San Antonio Ventures Inc.” and changed its name to “Renaissance Oil Corp.” on September 15, 2014. The Company trades on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, the Company acquired R2, a private company, through an RTO whereby shareholders of R2 were issued two common shares of Renaissance for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis (subsequently consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share). R2 is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011.  R2 changed its name to R2 Energy Ltd. on November 21, 2011 and began its operations in 2012. R2 owns a 40% interest in Montero Energy Corporation S.L. (“Montero”), a company incorporated under the laws of Spain.

During the nine months ended September 30, 2014, the Company closed a private placement of 19,166,666 units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit for gross proceeds of $5,750,000.

Development of the Company’s Business

Renaissance is developing a high quality, diversified shale and mature fields portfolio for development in Mexico and Spain. The Company has assembled a team of highly accomplished technical and financial experts, many of whom commenced working together in 2009, to develop Realm Energy International Corporation, until the company was successfully merged in November 2011.

The Company’s long-term objective is to become a significant participant in the Mexican energy landscape as the country enters into a new era, resulting from legislative changes, allowing direct foreign investment for the first time in 76 years. Renaissance, with technical and logistical support from Haliburton Energy Services Inc. (“Haliburton”), will evaluate prospects to invest, develop, and/or operate oil and gas exploration, development and/or production activities within Mexico.

To initiate these strategies, Renaissance has completed an agreement with Halliburton, pursuant to which Renaissance will work with Halliburton to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects in Mexico. This arrangement, which adds significant depth to Renaissance’s evolving technical team, includes petrophysical, geological, geophysical and geochemical analysis, as well as petroleum engineering and project management.

Renaissance looks forward to further engagement with Halliburton as Mexico undergoes this unprecedented reform. The first of a reported five bid rounds open to foreign exploration and production companies is scheduled to occur during the first half of 2015.

Spain

On April 4, 2014, the Company partnered with SA Minera Catalano Aragonesa (“SAMCA”), a diverse industrial corporation with operations in energy, mining, industrial minerals, agriculture, environmental and various other business lines in Spain. SAMCA subscribed for shares representing 60% of the shares of the company’s subsidiary, Montero, for EUR $1.1 million. As a result, the Company now holds 40% of the outstanding shares of Montero. Many of SAMCA’s industrial operations are strategic to R2’s permit areas. Within and proximal to the permit areas, SAMCA provides a substantial amount of employment and has strong relationships with many levels of government and community members. Montero has eight exploration permits covering a total of approximately 1.3 million acres in Spain and is now awaiting final awards in order to commence full scale operations.

2.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s consolidated financial results for the three and nine month periods ended September 30, 2014 and 2013. The preparation of financial data is in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34, Interim Financial Reporting.

Revenue

The Company had no revenue for the three or nine months ended September 30, 2014.

Operating Expenses

Operating expenses for the three and nine month periods ended September 30, 2014 were $902,555 and $1,268,753 respectively, compared to $274,306 and $1,095,475 for the three and nine month periods ended September 30, 2013. The increase in operating expenses in 2014 was mainly a result of expenses incurred in relation to the RTO.

The most significant expenses incurred during the three and nine months ended September 30, 2014 included professional fees of $555,156 and $707,425, respectively ($152,514 and $592,718 for the three and nine months ended September 30, 2013), share-based compensation of $240,681 and $252,235, respectively (nil and $70,336 for the three and nine months ended September 30, 2013) and advisory and consulting of $74,342 and $226,652 ($107,451 and $331,930 for the three and nine months ended September 30, 2013).

The increase in professional fees was mainly a result of legal fees and fees from the Company’s external auditors incurred in relation to the RTO. The increase in share-based compensation was a result of the grant of share options during Q3, 2014. The decrease in advisory and consulting was mainly due to a decrease in expenditures incurred in Spain as the Company no longer consolidates the operations of Montero.

Other Items

During the three and nine months ended September 30, 2014, the Company recorded a gain on loss of control of subsidiary of nil and $214,599, respectively (2013–nil for both periods) and a loss on investment in associate of $22,010 and $41,282, respectively (2013 – nil for both periods). The gain on loss of control of subsidiary resulted from the SAMCA transaction discussed above in Q2 2014 and the loss on investment in associate was the Company’s 40% share of Montero’s loss during the respective periods.

3.

ASSETS

Current assets held by the Company as at September 30, 2014 consisted of cash of $5,073,557 (December 31, 2013 - $191,560), advances of $206,938 (December 31, 2013 – nil), accounts receivable of $68,863 (December 31, 2013 – $30,215) and prepaid expenses of $1,300 (December 31, 2013 – nil). The increase in cash was a result of net proceeds on the private placement of $5,558,842 and the acquisition of cash from the RTO of $18,557, partially offset by cash used in operating activities of $684,210 and the disposition of cash on loss of control of Montero of $11,192.

As at September 30, 2014, the Company held an investment in associate of $937,109 (December 31, 2013 – nil), exploration and evaluation assets of $434,619 (December 31, 2013 – nil) and equipment of $1,565 (December 31, 2013 - $2,033). The investment in associate was recorded as a result of the SAMCA transaction discussed above and the increase in exploration and evaluation assets was a result of the assets acquired on the RTO.

4.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2014, the Company had working capital of $4,649,118, compared to a working capital deficiency of $202,817 at December 31, 2013.

In Management’s opinion, the Company has adequate resources to fulfil all of its activities for the next 12 months. There is no assurance, however, that the Company’s capital resources will be sufficient to cover all of its exploration activities. If its capital resources are insufficient, the Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans.. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future.

5.

OUTSTANDING SHARE DATA

As at September 30, 2014 and the date of this MD&A, there were 47,153,469 common shares issued and outstanding, 3,901,000 share options outstanding and 19,166,666 share purchase warrants outstanding.

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in this MD&A have been retrospectively restated to present post-consolidation amounts.

During the nine months ended September 30, 2014, the Company closed a private placement of 19,166,666 units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit for gross proceeds of $5,750,000.

The share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. No other share purchase warrants are outstanding as of September 30, 2014 or as at the date of this MD&A.

In addition to the private placement, the following common shares were issued during the nine months ended September 30, 2014:

•

21,949,554 common shares were issued to R2 shareholders pursuant to the RTO;

•

1,124,666 common shares were issued in settlement of amounts payable of $337,400;

•

171,333 common shares were issued as finders fees in relation to the private placement

During the nine months ended September 30, 2014, 2,755,000 share options were granted to directors and officers of the Company with an exercise price of $0.30, 2,355,000 exercisable until July 31, 2024, vesting over a period of one year beginning July 31, 2014 and 400,000 exercisable until August 28, 2024, vesting over a period of one year beginning August 28, 2014.

No share options were granted, expired or cancelled subsequent to September 30, 2014 until the date of this MD&A.

6.

SUMMARY OF QUARTERLY RESULTS

The following table provides a brief summary of the Company’s financial results for each of the eight most recent quarters. The results below represent the consolidated results for the Company for Q3 2014, where the results of Renaissance are included from the RTO date onward, and the results of R2 are included in full. Results prior to Q3 2014 are for R2.

	Sep-14 $	Jun-14 $	Mar-14 $	Dec-13 $	Sep-13 $	Jun-13 $	Mar-13 $	Dec-12 $
Revenue	-	-	-	-	-	-	-	-
Net loss	(919,481)	(22,962)	(123,435)	(239,391)	(267,831)	(361,381)	(418,949)	(391,921)
Loss per share	(0.04)	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)

7.

EXPLORATION AND EVALUATION ASSETS

Fame Property, Clinton Mining Division, British Columbia, Canada

The Fame Property is located in the Chilcotin region of southwest British Columbia and consists of 11 contiguous mineral tenures totalling 3200 hectares. The tenures are for mineral rights only and do not include surface rights. All claims are in good standing as of the date of this MD&A. The property is 100% controlled by the Company and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.

In February 2012, SJ Geophysics Ltd. was contracted to conduct a 3D induced polarization survey along 15km of line, covering 146 hectares in the Discovery, Double Diamond and Kelsch showings area, which identified numerous targets that warrant drill testing. This initial survey did not cover all known showings and an expanded coverage was recommended. A continuing induced polarization survey is proposed with roughly 50km of 100m spaced lines to cover an area of 468 hectares. Cost of this proposed induced polarization survey is estimated at $200,000.

As at September 30, 2014, the Company has spent $434,619 on exploration and evaluation of the Fame Property.

8.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2014, the following related party transactions occurred:

•

Management fees and rent of $119,940 (2013: $198,220) were paid or accrued to the Chief Executive Officer of the Company and Reconnaissance Energy Corp. (“Reconnaissance”), a company controlled by the Chief Executive Officer of the Company.

During the three months ended September 30, 2014, the following related party transactions occurred:

•

Management fees and rent of $55,842 (2013: $30,698) were paid or accrued to the Chief Executive Officer of the Company and Reconnaissance, a company controlled by the Chief Executive Officer of the Company.

As at September 30, 2014, $45,392 (December 31, 2013: $97,407) was due to Reconaissance and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

Key management personnel compensation for the nine months ended September 30, 2014, including share-based compensation, was $241,319.

These transactions occurred in the normal course of business operations and are for management services provided to the Company which are measured at fair value.

9.

CRITICAL ACCOUNTING ESTIMATES

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

10.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Investments in Associates

When the Company determines that it has significant influence over an investment, the investment is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings or loss of the investee. The amount of the adjustment is included in the determination of net earnings (loss) and the investment account is also increased or decreased to reflect the Company’s share of capital transactions. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The Company periodically assesses its investments to determine whether there is any indication of impairment. When there is an indication of impairment, the Company tests the carrying amount of the investment to ensure it does not exceed the higher of the present value of cash flows expected to be generated (value in use) and the amount that could be realized by selling the investment (fair value less cost to sell). When a reduction to the carrying amount of an investment is required after applying the impairment test, an impairment loss is recognized equal to the amount of the reduction.

IFRIC 21

IFRIC 21 "Levies" was developed by the IFRS Interpretations Committee ("IFRIC") and is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this interpretation on January 1, 2014 did not have a material impact on these condensed interim consolidated financial statements.

11.

FUTURE ACCOUNTING CHANGES

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2017. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its financial statements and they are not expected to have any material impact.

12.

RISK MANAGEMENT & FINANCIAL INSTRUMENTS

While management is unable to eliminate risks, the Company is intent on identifying and mitigating such risks as much as is reasonably possible.

Many resource exploration projects are unsuccessful in achieving development and production due to external factors that cannot be predicted, anticipated, or controlled by management, and even one such factor may result in the economic viability of a particular project being detrimentally impacted to the point where it is not feasible nor economical to proceed. The Company frequently evaluates and monitors its activities and the risk factors which could impact those activities, and makes timely decisions in regard to risk management. Management occasionally seeks the assistance of experienced professionals when appropriate to address risks.

The price of commodities being explored for is a significant risk factor, as a substantial decline in the price of such commodities could render a specific project uneconomic.

Operating in multiple countries introduces legal, political and currency risks that must be thoroughly evaluated to ensure that the level of such risks is commensurate to the Company’s assessment of a specific project subject to those risks.

Risks faced by the Company include:

•

Credit risk

•

Liquidity risk and funding risk

•

Interest rate risk

•

Currency risk

The Board of Directors approves and monitors the risk management processes.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. Cash consists of bank balances. The Company manages its credit exposure by selecting major banks, with high-grade credit ratings, and avoiding complex investment vehicles with higher risk. Management has determined that there are no significant risks from these concentrations of credit.

Liquidity risk and Funding risk

The Company’s cash is held on deposit in business bank accounts and is available on demand. Funding risk is the risk that the Company may not be able to raise equity financing in a timely manner and on terms acceptable to management. There are no assurances that such financing will be available when, and if, the Company requires additional equity financing. Under current market and economic conditions funding risk is considered high.

Interest rate risk

The Company’s cash is held on deposit in business bank accounts which earn interest at a variable rate. The fair value of the Company’s cash is unaffected by short-term rates. The Company’s future interest is exposed to short-term rate fluctuations.

Currency risk

The Company is subject to currency risks. The Company’s areas of interest are outside of North America and many of its expenditures and obligations are denominated in U.S. dollars. The Company is headquartered in Canada and its functional and reporting currency is the Canadian dollar. The Company maintains cash accounts in Canadian dollars and nominal amounts in other currencies. The Company’s cash assets and liabilities are denominated in Canadian dollars and US dollars, and other currencies on occasion. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and these fluctuations may adversely affect the financial position and operating results of the Company. As of September 30, 2014, the Company does not use derivative instruments to reduce its exposure to currency risk.

13.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash, accounts receivable, restricted cash and trade and other payables.

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash, accounts receivable, restricted cash and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

14.

CORPORATE INFORMATION

Directors

Officers

Craig Steinke

Craig Steinke, CEO

Ian Telfer

Jeremy Crichton, CFO

Gordon Keep

Carmen Etchart, Corporate Secretary

Christopher Dyakowski

Head Office

Auditors

15567 Marine Drive

Deloitte LLP

White Rock, BC, Canada, V4B 1C9

700 – 850 2nd Street SW

T: 604-536-3637  F: 604-536-3621

Calgary, AB, Canada, T2P 0R8

web: www.renaissanceoil.com

Legal Counsel

Transfer Agent & Registrar

Norton Rose Fullbright Canada LLP

Computershare Ltd.

3700 – 400 3rd Avenue

510 Burrard Street, 3rd Floor

Calgary, AB, Canada, T2P 4H2

Vancouver, BC, Canada, V6C 3B9

Legal Counsel

Cassels Brock & Blackwell LLP

2200 – 885 West Georgia Street

Vancouver, BC, Canada, V6C 3E8

Stock Exchange Listing

TSX Venture Exchange

Symbol: ROE